UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2015

Commission File Number: 000-29922

TOMBSTONE EXPLORATION CORPORATION

(Translation of registrant's name into English)

6529 E Friess Drive

Scottsdale, AZ 85254

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

  X . Form 20-F         . Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):      .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):      .

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      .  No  X .

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

TOMBSTONE EXPLORATION CORPORATION

On August 1, 2015, the Board of Directors of the Company appointed Mr. Anthony C. Schnur (Mr. Schnur) as a member of the Board of Directors of the Company to serve a term of one year or until his successor is duly appointed. Mr. Schnur accepted such appointment.

The biography of Mr. Schnur is set forth below:

Anthony C. Schnur, 50, has over twenty years of extensive oil and gas and financial management, and has had much experience in executive management positions, strategic planning, and corporate finance. He has experience in implementing strategic growth initiatives, turning around operations to enhance value and raise capital.  Since 2012, Mr. Schnur has been the Chief Executive Officer, Interim CFO, Secretary, Treasurer and a director of Lucas Energy Inc. (NYSE: LEI), a publically traded micro-cap E&P. Prior to CEO of Lucas Energy, Mr. Schnur served as Interim CEO and CFO of Chroma Oil and Gas L.P.; worked in Independent Consulting Services; CFO and CEO of NT Energy PLC, and CFO of Starlight Corporation.  He was recognized as the 2014 Best CEO-Small Company Honoree (TIPRO) and also a member of the Independent Producers Association of America (IPAA), National Association of Corporate Directors (NACD) and the Acquisitions, Divestitures and Mergers-Houston Chapter (ADAM).  He received his BSBA in Finance from Gannon University, Erie, PA and his MBA from Case Western Reserve University, Cleveland, OH.

 Family Relationships

Mr. Schnur is not related to any officer or Director of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 19, 2015	TOMBSTONE EXPLORATION CORPORATION

/s/ Alan Brown
By: Alan Brown
Its: President and Chief Executive Officer